03/CAT/02

FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST, 6 January 2003

For further information contact:
Cambridge Antibody Technology            Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer   Kevin Smith
John Aston, Chief Financial Officer      Graham Herring
Rowena Gardner, Director of Corporate
Communications

Dyax Corp                               BMC Communications/The Trout Group (USA)
---------                               ----------------------------------------
Jack Morgan, Senior Vice President,     Tel: 001 212 477 9007
   Corporate Development & Business     Brad Miles, ext 17 (media)
Operations                              Brandon Lewis, ext. 15 (investors)
Tel: 001 617 250 5762
Sondra Henrichon, Director Investor
  Relations and Corporate Communications
Tel: 001 617 250 5839


CAMBRIDGE ANTIBODY TECHNOLOGY AND DYAX EXPAND LICENSING AGREEMENT

Cambridge, UK and Cambridge, MA...Cambridge Antibody Technology (LSE: CAT; NASDAQ:CATG) and Dyax Corp. (NASDAQ: DYAX) today announce an agreement to expand access and freedom to operate under each other's phage display patents.

This agreement expands upon those reached in 1997 under which Dyax licensed its Ladner phage display patents to CAT and CAT granted certain limited rights to Dyax under antibody phage display patents controlled by CAT. Under the terms of this expanded agreement, CAT is granting Dyax worldwide licences for research and certain other purposes under all the antibody phage display patents controlled by CAT. Dyax will also receive options for licences to develop therapeutic and diagnostic antibody products under CAT's patents. In return, CAT will receive milestone and royalty payments on antibody products advanced into clinical trials by Dyax and Dyax's customers. CAT also gains the option to co-fund and co-develop with Dyax antibodies discovered by Dyax, as well as the right to share in Dyax's revenues from certain other applications of antibody phage display.

In addition, CAT's obligation to pay royalties under the 1997 Agreements to Dyax for rights with respect to Dyax's Ladner patents on antibody products CAT develops is removed, except in relation to Humira(TM). CAT has options to buy out under a predetermined schedule any royalty obligation which CAT may have in respect of Humira.

Peter Chambre, CAT's Chief Executive Officer, commented "We are delighted to have reached this agreement with Dyax and are particularly pleased with the associated reduction in CAT's royalty burden. Importantly also the agreement enables CAT to share in Dyax' success as it develops products under the licence in the future. This agreement is further evidence of CAT's commitment to licensing its phage antibody patent portfolio; it is the third patent licensing agreement we have executed in the last month."

Jack Morgan, Senior Vice President of Dyax Corp., commented: "We believe this agreement will expand pharmaceutical and biotechnology companies' access to state-of-the-art technology and ultimately benefit patients by facilitating expanded discoveries utilising antibody phage display. This represents the fourth and most important patent cross licensing agreement Dyax has entered into over the past ten months. We are particularly excited to utilise the options to develop therapeutic antibodies for both Dyax's pipeline and for our customers."

- ENDS-

Notes to Editors

Cambridge Antibody Technology (CAT):

  o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.

  o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
  o HumiraTM, the leading CAT-derived antibody, has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials.
  o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
         Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.
  o      CAT is listed on the London Stock Exchange and on NASDAQ since
         June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

  For CAT

  Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.

Dyax Corp

  o Dyax Corp. is a biopharmaceutical company focused on the discovery, development and commercialization of therapeutic products. The Company uses its patented phage display technology to rapidly identify a broad range of protein, peptide, and antibody compounds that bind with high affinity and high specificity to targets of interest, with the objective of selecting those compounds with the greatest potential for advancement into clinical development.
  o Dyax currently has two recombinant proteins in phase I and II clinical trials. DX-88 is being studied in two indications (hereditary angioedema and cardiopulmonary bypass), while DX-890 is being studied for cystic fibrosis.
  o Dyax leverages its technology broadly through licenses and collaborations in therapeutics and in non-core areas of affinity separations, diagnostics and imaging, and research reagents.
  o Through its subsidiary, Biotage, Inc., Dyax develops, manufactures and sells chromatography separations systems and products worldwide for drug discovery and purification.

  For Dyax:
  This press release contains forward-looking statements, including statements regarding Dyax's ability to develop products under the antibody phage display patents for itself and its customers. Statements that are not historical facts are based on Dyax's current expectations, beliefs, assumptions, estimates, forecasts and projections about the industry and markets in which Dyax competes. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Important factors which may affect Dyax's ability to develop products under the antibody phage display patents for itself and its customers include the risks that Dyax may not be able to obtain and maintain intellectual property protection for its products and technologies; others may develop technologies or products superior to Dyax's technologies or products; and other risk factors described or referred to in Dyax's most recent Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission. Dyax cautions investors not to place undue reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this release, and Dyax undertakes no obligations to update or revise these statements, except as may be required by law. Dyax and the Dyax logo are the registered trademarks of Dyax Corp.